Cosi Board of Directors Ignores
Request for Special Shareholder Meeting
Proposed By BLUM Growth Fund

Board Actions Show Disregard for
Shareholders' Serious Concerns,
Putting Cosi at Risk and Demonstrating
Inability to Solve Company's Problems

Winter Park, Fla. November 9,2011 BLUM Growth Fund, activist shareholder in Cosi, Inc.(NASDAQ:Cosi), today announced the Cosi
Board of Directors has again failed to respond to its shareholders.

Without a stated and compelling plan to address the company's problems, and after repeatedly disregarding several innovative and comprehensive proposals to achieve profitability and increase shareholder value, the Cosi Board of Directors has ignored a request from investors for a special shareholder meeting.

An official response from the Chairman of the Board was requested by November 8, 2011 and that date passed without any response, indicating the Board's reluctance to hear what is really on the minds of Cosi shareholders. It is yet another instance of the Cosi Board of Directors blatantly ignoring the profound concerns from its various shareholders, many of whom feel the situation at Cosi is much more dire than the lack of urgency demonstrated by the Board.

As part of an ongoing effort to drive positive changes at Cosi through a shareholder democracy initiative, BLUM Growth Fund provided the opportunity for shareholders to participate in a voluntary, non-legally binding survey advertised in the Wall Street Journal and Investor's Business Daily. Shareholders revealed serious concerns through this survey over the past two weeks, as nearly 100 shareholder responses clearly demonstrate desperation for the Board of Directors to adopt a plan that would drive shareholder value. The overwhelmingly clear results of that survey were issued last week and are available on the BLUM Growth Fund website. They support a respectful request for the Cosi Board of Directors to exercise its power on behalf of shareholders and call a special shareholder meeting well before the annual shareholders meeting in May 2012.

Shareholders hoped the Board of Directors would address concerns regarding the company's imminent failure and the recent appointment of a new Board Director, Stephen Edwards. The appointment appears to be a result of the appointee's experience and past association with several Board Directors relating to the sale of a distressed restaurant company at a loss to its shareholders.

Howard Penney, noted restaurant security analyst and Managing Partner at Hedgeye Risk Management, recently wrote in his report entitled Cosi-Destruction in Deerfield, "I have been analyzing the restaurant industry for twenty years now and I have witnessed only a few other companies that have destroyed more shareholder value than Cosi."

The company is now in free fall with an interim CEO and Chairman without restaurant experience and/or restaurant turnaround experience.

Cosi has never made a profit with this Board of Directors in office. Instead, the company has accumulated a staggering loss of $57.8 million in the past five years, in excess of 140% of its current market capitalization, driving the stock price from $11.21 in March 2006 to a low of $0.56 cents on September 12, 2011.

Jonathon Heller of The Street recently wrote,"Indeed, I've had my doubts that the company can survive longer-term,"after discussing present operations at Cosi. He also expressed optimism about the innovative proposal from BLUM Growth Fund in his recent article entitled Might Be Cosi's Last Chance.

BLUM Growth Fund has been clear with the Cosi Board of Directors.
It has explained that there are three options.

Option #1, the Board of Directors immediately adopts the latest
BLUM Growth Fund proposal dated October 12, 2011, that was filed with the SEC.

Part of the proposal, which contains several compromises and concessions, would retain three of the current Board Directors as official members of the Board, and the others would form an advisory group to the Board. Four new official Directors recommended by BLUM Growth Fund would join the new and refreshed Cosi Board of Directors. Each Board member would work for $1 in the first year. Brad Blum would serve as the chairman & CEO of Cosi, and he too would work for $1 salary.

In addition, and importantly, BLUM Growth Fund, along with outside investors, would provide $10 million as a backstop to a rights offering to current shareholders who have expressed a desire to invest more in the Cosi company, subject to and only if, the BLUM Growth Fund proposal is adopted. Otherwise, if the status quo continues, these shareholders have expressed no interest in investing and putting more of their money at risk.

Option #2 is that shareholders' desires are honored by having the Cosi Board of Directors call a special shareholder meeting as soon as possible, with the Board of Directors and BLUM Growth Fund each prepared to live with the results of such meeting.
We strongly believe that the fiduciary responsibilities and duties of the Cosi Board of Directors mandates that such a special shareholder meeting be called.

Option #3 would be implemented if the Cosi Board of Directors rejects both Option #1 and Option #2. It would leave shareholders with its final option, which is to exercise their remaining rights. They would take any and all possible actions to achieve a positive result for Cosi to protect the investments of current shareholders and to create shareholder value.

"The Board of Directors has failed at every turn, managing to drive the Cosi stock price down until it is almost valueless, despite its position in the highest growth segment in the restaurant industry, where brands like Chipotle and Panera have achieved stock price growth of approximately +700% and +300%, respectively in the past three years," said Brad Blum, owner of BLUM Growth Fund. "Shareholders have thrown down the gauntlet and challenged the Board of Directors' failed actions and limited abilities and have made it clear, they will not support further destruction of Cosi."

In summary Blum added, "This whole matter is about one, and only one, thing: RESULTS. The Cosi Board of Directors now has an opportunity to do something good for the company they represent. The ball is in their court."

Cosi has recently announced its latest earnings call will be held Thursday, November 10 at 5pm ET. Registration information for the webcast conference call can be found at http://phx.corporate-ir.net/phoenix.zhtml?p=irol-eventDetails&c=
131610&eventID=4216665.
BLUM Growth Fund encourages shareholders to register for the call and to communicate their questions and concerns to the Board of Directors.

About BLUM Growth Fund
BLUM Growth Fund, LLC is a private entrepreneurial capital investments company that is part of BLUM Enterprises, LLC.
Brad Blum is Founder and Owner of BLUM Enterprises, whose mission is to "Provide Good Food for the Planet." Based in Winter Park, Florida, and with offices in New York City,
BLUM Enterprises is a progressive company dedicated to creating and operating highly profitable restaurant brands that focus on providing good food with exceptional flavor and responsible nutrition. The company also invests entrepreneurial capital and works closely with established restaurant brands to achieve outstanding profitability and shareholder value using this approach.

A Review of Actions to Date
The following describes Cosi's dire situation that has led shareholders to openly express a complete loss of confidence in the current Board of Directors and profound concern that Cosi will be subject to bankruptcy or buyout, losing all its value and the entire value of current shareholder investments in the company.

Cosi has never made a profit with this Board of Directors in office. Instead, the company has accumulated a staggering loss of $57.8 million in the past five years under this Board of Directors, in excess of 140% of its current market capitalization, driving the stock price from $11.21 in March 2006 to a low of $0.56 on September 12, 2011.

BLUM Growth Fund, LLC owns 3.5 million shares of Cosi stock, representing 6.8% of the company and has filed the required 13D notice with the SEC. Blum, its founder, is an experienced restaurant turnaround expert, having served as president of Olive Garden for 8 years, achieving 33 consecutive quarters of profitable same-restaurant sales increases and boosting average annual sales per restaurant from $2.4 million to $4.0 million.

He also served as Board Director for five years at Darden
Restaurants, the largest casual dining restaurant company in the world. Mr. Blum later served as CEO and Board Director of Burger
King Corporation and CEO, Board Director and part owner of Romano's Macaroni Grill, representing 10% of the company.

The Cosi Board of Directors ignored each of the three proposals officially submitted by BLUM Growth Fund.The last was filed with the SEC, and made public to shareholders.

The Board of Directors to date has not responded to the January and October proposals. The 23-page September proposal was apparently never reviewed by the entire Board of Directors prior to it being rejected out of hand.

The Board has chosen to further reduce the Cosi company's limited cash position by paying law firms to help prolong the tenure of the Board Directors and is currently retaining an executive search firm to identify CEO candidates, speaking to people inside the company and outside the company. Additionally, the Board has chosen to maintain each Director at their current level of compensation.

The Directors have recently appointed another member to the Cosi Board at an additional salary to the company, one who heads a private equity firm. In 2007, he worked with other current Cosi Board Directors to sell a distressed restaurant company at a low price, which caused its current shareholders to lose much of their investments.

The Board is looking to appoint additional Board
Directors at additional salaries. The current Board has imposed staggered board elections, making a change in Directors more difficult. Shareholders have expressed concern that it seems no one is focused on running the company and turning around its operational performance.

The Board is presumably prepared to pay its next CEO a major salary, recognizing that the former CEO's compensation totaled $845,000 in the previous year, with more than $500,000 being paid in cash salary. The BLUM Growth Fund proposal alone could kickstart Cosi in the first year with savings of over one million dollars.

Blum added, "This Board seems to have adopted a 'bunker mentality' hiding behind the by-laws of the company, intended for the protection of the shareholders, not to entrench the tenure of this Board of Directors. They are out of touch with how to solve the business problems at Cosi, and they are wasting valuable money and time."

As of today (November 9, 2011), it has been 75 days since the NASDAQ notification of potential de-listing and 70 days since the former CEO resigned. The Board has been absent in announcing how it intends to solve these serious problems, and appears to be burning through the Cosi company's remaining limited cash at an alarming rate.
###


Media Contact:
Jennifer Webb
Coltrin & Associates
212-221-1616 ext. 102
Jennifer_webb@coltrin.com


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